2901 Via Fortuna Austin, Texas 78746
512-851-4000

March 17, 2010

Mr. Jay Mumford

Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Cirrus Logic, Inc. Form 10-K for the Fiscal Year Ended March 28, 2009 Filed June 1, 2009 File No. 000-17795

Dear Mr. Mumford:

We have the following response to the additional comments of the staff of the Securities and Exchange Commission set forth in your letter dated February 22, 2010, to Thurman Case, the Chief Financial Officer of Cirrus Logic, Inc. (the “Company”). In providing our response, we have further considered and attempted to address the points raised by Celia Soehner relating to our competitive harm arguments during a call with her on February 25, 2010. Our responses are numbered to correspond to the numbers used to designate the staff’s comments in your letter.

Comment No. 1: Annual Performance Awards, page 24

We note your responses to prior comment 2. However, the causal connection between the disclosure of past performance targets and any present or future competitive harm remains unclear. Please advise, or revise your future filings to disclose the “certain internal performance goals for operating profit margin and revenue growth” that must be achieved in order for your named executive officers to earn their respective semi-annual cash incentive payments, as requested in comment 2 of our letter issued September 30, 2009.

Response:

After discussion with Celia Soehner on February 25, 2010, and further consideration of the Staff’s position, the Company will provide, as applicable and on a historical basis, the internal performance goals for operating profit margin and revenue growth that must be achieved in order for our CEO and named executive officers to earn their respective semi-annual cash incentive payments. In addition, as requested by the Staff, the Company will discuss the payouts associated with various levels of performance for each target.

With respect to Mr. Turk’s sales performance targets, the Company continues to believe that the release of certain historical targets and performance objectives under Mr. Turk’s incentive plan would likely cause substantial harm to the Company’s competitive position. Our position with respect to certain historical targets and performance objectives became even more apparent to the Company after our discussions with Ms. Soehner. In particular, the Company does not publicly disclose information related to certain of Mr. Turk’s sales targets and performance objectives, and as discussed in specific detail herein, the Company believes that substantial harm would be caused if the Company were required to disclose these historical performance targets and objectives.

Mr. Turk’s incentive plan provides that 50% of his commission is based on the Company’s product revenue performance (excluding non-product revenue adjustments) versus the target revenue performance set forth in the Company’s annual operating plan, 30% is based on the Company’s generation of design wins1 (in dollars) versus the target revenue design wins for each quarter, and 20% is based on performance objectives and goals. The specific performance objectives and goals under his incentive plan include performance to quarterly targets for the following metrics: Company operating profit, overall costs associated with sales, gross margin performance to the Company’s annual operating plan, revenue from strategic accounts, customer satisfaction, and design wins and revenue growth in Japan. As requested, the Company will provide a discussion of Mr. Turk’s and the Company’s performance to target revenue performance, the quarterly operating profit target, and target overall costs associated with sales that must be achieved in order for Mr. Turk to earn the portion of his commission payment associated with those particular performance criteria. However, with respect to the portion of his commission based on design wins, strategic account revenue, customer satisfaction, design wins and revenue growth in Japan, and quarterly gross margin, the Company believes that disclosure would likely cause substantial harm to the Company’s competitive position.

In particular, the disclosure of confidential information related to the Company’s customer satisfaction goals could be used by competitors in a potentially misleading manner in an attempt to gain a competitive advantage with current and potential customers. For instance, if the Company disclosed a target for customer satisfaction that was less than 100% satisfaction, a competitor could easily use that information in an attempt to show that the Company is not committed to customer satisfaction. Similarly, if the Company were to fail to achieve its internal customer satisfaction goals, a competitor could use that information to potentially mislead prospective and current customers by stating that the Company’s customers are not satisfied with the Company’s performance.

Similarly, competitors could use historical confidential information related to the Company’s design wins, revenue at strategic accounts, and design wins and revenue growth in Japan to learn significantly more about the Company’s long-term strategic and operational plans, including the customers and markets that we are targeting. Using the insights developed from this information, the Company’s competitors could use that information to target the same customers and/or markets, alter their investment plans and long-term strategies, or take other actions that would allow them to gain a competitive advantage over the Company in the market, resulting in substantial harm to the Company’s competitive position. In addition, the Company has elected to limit the amount of financial guidance that it provides to analysts and the public. The Company believes that providing certain design win information, revenue at strategic accounts, and revenue in Japan – even on an historical basis – would provide insights into the Company’s future strategic and operational plans and could be construed as a form of guidance. The Company is also concerned that financial analysts may use this information, which may or may not be relevant to their analysis, as a basis for valuing the Company’s stock.

With respect to performance to the quarterly gross margin targets in the annual plan, the Company is concerned that disclosure of these internal confidential targets could be used by our suppliers in pricing negotiations, resulting in competitive harm. The Company is further concerned that disclosure of these internal confidential targets could be used by our competitors in pricing discussions and negotiations with current and potential customers. For example, if the Company released the internal confidential targets and disclosed performance information that indicated that the Company exceeded its gross margin goals, suppliers could demand higher pricing for the components and services used to manufacture our products. Similarly, our competitors could use the information in negotiating lower pricing with our customers.

In future filings, the Company will discuss how difficult it will be for Mr. Turk or how likely it will be for the registrant to achieve the undisclosed target levels.

1 “Design wins” is a forward-looking metric frequently used by the Company, and others in the semiconductor industry, as an indicator of potential future revenue from a customer or set of customers who have included products from the Company in their end product.

*     *     *

As requested by the staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its proxy statement on Schedule 14A;
•	staff comments or changes to disclosure in response to comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions in connection with our responses to the staff’s comments, please do not hesitate to contact me at 512-851-4950.

Sincerely,

/s/ Scott Thomas
Scott Thomas
Vice President, General Counsel